Filed by T-Mobile US, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sprint Corporation
Commission File No.: 001-04721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 9, 2019
T-MOBILE US, INC.
(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-33409	20-0836269
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

12920 SE 38th Street
Bellevue, Washington	98006-1350
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (425) 378-4000
(Former Name or Former Address, if Changed Since Last Report):
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 — Regulation FD Disclosure

On January 9, 2019, T-Mobile US, Inc. (the “Company”) issued a press release announcing selected subscriber information for the quarter and year ended December 31, 2018.

A copy of the Company's press release is attached as Exhibit 99.1.

The information contained in this report will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such a filing.

Item 9.01 — Financial Statements and Exhibits
The following exhibits are furnished as part of this report:
(d) Exhibits:

Exhibit	Description
99.1	Press release, dated January 9, 2019, entitled "T-Mobile Posts Its Best Customer Results Yet, Reports Lowest Ever Q4 Postpaid Phone Churn, Beats Customer Guidance for FY 2018"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

T-MOBILE US, INC.

January 9, 2019	/s/ J. Braxton Carter
J. Braxton Carter Executive Vice President and Chief Financial Officer

EXHIBIT 99.1

T-Mobile Posts Its Best Customer Results Yet, Reports Lowest Ever Q4 Postpaid Phone Churn, Beats Customer Guidance for FY 2018

Best Ever Total Net Additions of 2.4 Million, Best Ever Q4 Postpaid Net Additions of 1.4 Million,
Best Q4 Postpaid Phone Net Additions in 4 Years of 1.0 Million, & Record Low Q4 Postpaid Phone Churn

Preliminary Fourth Quarter 2018 Customer Highlights:

•	2.4 million total net additions - best quarter ever

•	1.4 million branded postpaid net additions - best Q4 ever

•	1.0 million branded postpaid phone net additions - best Q4 in 4 years

•	Lowest ever Q4 branded postpaid phone churn of 0.99%, down 19 basis points year-over-year

•	135,000 branded prepaid net additions

•	79.7 million customers in total at year-end 2018

Preliminary Full-Year 2018 Customer Highlights:

•	7.0 million total net additions - accelerated year-over-year

•	4.5 million branded postpaid net additions - best in 3 years

•	3.1 million branded postpaid phone net additions - accelerated year-over-year

•	460,000 branded prepaid net additions

BELLEVUE, Wash. — January 9, 2019 - T-Mobile US, Inc. (NASDAQ: TMUS) provided a preliminary view of key customer results for the fourth quarter and full-year 2018. The company posted its best quarter ever in total net customer additions of 2.4 million, delivered its best fourth quarter ever in branded postpaid net additions of 1.4 million and had record low fourth quarter postpaid phone churn of 0.99%. For the full year 2018, T-Mobile exceeded its customer guidance delivering 4.5 million branded postpaid net additions and showed that the Un-carrier’s momentum accelerated year-over-year. Since the launch of the Un-carrier movement in 2013, T-Mobile’s Un-carrier strategy has resulted in an increase in its customer base of more than 46 million - resulting in a total customer base of 79.7 million at the end of 2018.

“The T-Mobile team delivered our best customer results ever in Q4 2018 and we did it in a competitive climate while working hard to complete our merger with Sprint.” said John Legere, CEO of T-Mobile. “That's 23 quarters in a row where more than 1 million customers have chosen T-Mobile - along with a postpaid phone churn result that's below 1%. These customer results speak volumes about our company, our network and our brand!"

Preliminary Fourth Quarter and Full-Year 2018 Customer Results

T-Mobile continued to deliver meaningful value to consumers in the fourth quarter of 2018 and the results again showed up in the company’s customer additions. Customers who join T-Mobile get access to a host of Un-carrier benefits that solve everyday pain points such as Unlimited rate plans, Netflix at no extra charge for qualifying customers on family plans, free international data roaming and texting in more than 210 countries and destinations, T-Mobile Tuesdays and the best customer service in the industry with T-Mobile’s Team of Experts - all on the nation’s fastest 4G LTE network. As a result, T-Mobile added 2.4 million total net customers in the fourth quarter - its best quarter ever, bringing its total customer count to 79.7 million at year-end 2018. This marks the 23rd consecutive quarter that T-Mobile has generated more than 1 million total net customer additions. Total customer additions in 2018 were 7.0 million, an acceleration year-over-year, marking the fifth consecutive year that T-Mobile added more than 5 million net customers.

T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

T-Mobile also saw continued strength on the postpaid side, reporting branded postpaid net customer additions of 1.4 million in the fourth quarter of 2018. This was T-Mobile's best fourth quarter branded postpaid net customer addition performance to date and represents an acceleration both quarter-over-quarter and year-over-year. Branded postpaid phone net customer additions were 1.0 million in the fourth quarter of 2018 - the company's best quarterly performance in 4 years. For full-year 2018, the company added 4.5 million branded postpaid net customers, which accelerated year-over-year and exceeded the top end of the increased guidance range for branded postpaid net customer additions of 3.8 to 4.1 million.

Branded prepaid net customer additions were 135,000 in the fourth quarter of 2018 and 460,000 for full-year 2018. Migrations to branded postpaid plans reduced branded prepaid net customer additions by approximately 160,000 in the fourth quarter of 2018 and 585,000 for full-year 2018.

Wholesale net customer additions were 909,000 in the fourth quarter of 2018 and 2.1 million for full-year 2018.

Not only are customers coming to T-Mobile, but they are also staying longer. T-Mobile posted its best-ever fourth quarter branded postpaid phone churn result this quarter showing the power of the company’s value proposition. Branded postpaid phone churn was 0.99% in the fourth quarter of 2018, down 19 basis points year-over-year and down 3 basis points sequentially. This was the company's second-lowest branded postpaid phone churn result ever.

Branded prepaid churn was 3.99% in the fourth quarter of 2018, down 1 basis point year-over-year and down 13 basis points sequentially.

Preliminary Customer Results

Our customer results for the fourth quarter and full-year 2018 are preliminary and subject to change pending completion of our year-end closing review procedures. America’s Un-carrier plans to share more details and its full financial results for the fourth quarter and full-year 2018 in early February 2019.

	As of			% Change
(in thousands)	December 31, 2018	September 30, 2018	December 31, 2017	Qtr/Qtr	Year/Year
Customers, end of period
Branded postpaid phone customers (1)	37,224	36,204	34,114	3%	9%
Branded postpaid other customers	5,295	4,957	3,933	7%	35%
Total branded postpaid customers	42,519	41,161	38,047	3%	12%
Branded prepaid customers (1)	21,137	21,002	20,668	1%	2%
Total branded customers	63,656	62,163	58,715	2%	8%
Wholesale customers	15,995	15,086	13,870	6%	15%
Total customers, end of period	79,651	77,249	72,585	3%	10%

(1)
As a result of the acquisition of Iowa Wireless Services, LLC ("IWS"), we included an adjustment of 13,000 branded postpaid phone and 4,000 branded prepaid IWS customers in our reported subscriber base as of January 1, 2018. Additionally, as a result of the acquisition of Layer3 TV, Inc. ("Layer3 TV"), we included an adjustment of 5,000 branded prepaid customers in our reported subscriber base as of January 22, 2018.

T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

	Quarter			% Change		Year Ended		% Change
(in thousands)	Q4 2018	Q3 2018	Q4 2017	Qtr/Qtr	Year/Year	2018	2017	2018 vs 2017
Net customer additions
Branded postpaid phone customers (1)(2)	1,020	774	891	32%	14%	3,097	2,817	10%
Branded postpaid other customers (2)	338	305	181	11%	87%	1,362	803	70%
Total branded postpaid customers	1,358	1,079	1,072	26%	27%	4,459	3,620	23%
Branded prepaid customers (1)	135	35	149	286%	(9)%	460	855	(46)%
Total branded customers	1,493	1,114	1,221	34%	22%	4,919	4,475	10%
Wholesale customers	909	516	633	76%	44%	2,125	1,183	80%
Total net customer additions	2,402	1,630	1,854	47%	30%	7,044	5,658	24%

(1)	As a result of the acquisition of IWS and Layer3 TV, customer activity post acquisition was included in our net customer additions beginning in the first quarter of 2018.

(2)
During the third quarter of 2017, we retitled our “Branded postpaid mobile broadband customers” category to “Branded postpaid other customers” and reclassified 253,000 DIGITS customer net additions from our “Branded postpaid phone customers” category for the second quarter of 2017, when the DIGITS product was released.

	Quarter			Qtr/Qtr	Year/Year
	Q4 2018	Q3 2018	Q4 2017
Branded postpaid phone churn	0.99%	1.02%	1.18%	-3 bps	-19 bps
Branded prepaid churn	3.99%	4.12%	4.00%	-13 bps	-1 bps

T-Mobile Social Media

Investors and others should note that we announce material financial and operational information to our investors using our investor relations website, press releases, SEC filings and public conference calls and webcasts. We also intend to use the @TMobileIR Twitter account (https://twitter.com/TMobileIR) and the @JohnLegere Twitter (https://twitter.com/JohnLegere), Facebook and Periscope accounts, which Mr. Legere also uses as a means for personal communications and observations, as means of disclosing information about the Company and its services and for complying with its disclosure obligations under Regulation FD. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our investor relations website.

About T-Mobile US, Inc.:

As America's Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 79.7 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com or join the conversation on Twitter using $TMUS.

T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Press Contact:	Investor Relations Contact:
Media Relations	Nils Paellmann
T-Mobile US, Inc.	T-Mobile US, Inc.
mediarelations@t-mobile.com	212-358-3210
http://newsroom.t-mobile.com	investor.relations@t-mobile.com
http://investor.t-mobile.com

T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com
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